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Exhibit (a)(1)(Z)

The Professional Department Income Tax Authority Jerusalem
January 9, 2006

Zoran Ltd. (Company Registration No. 510949449)
Option replacement program—Request for a tax arrangement
(Re: Your request of September 8, 2005)

1.
The facts as submitted by you:

1.1
Zoran Ltd. ("the Company") is a private company, which was incorporated in Israel in 1982 and has since been strictly an Israeli resident.

1.2
The Company is a wholly owned subsidiary of Zoran Corp. ("the Parent"), which is a U.S. public corporation incorporated in 1982 and traded on the Nasdaq National Market since 1995.

1.3
The Parent allotted the Company's employees ("the Employees") options convertible into Parent's shares at the ratio of 1:1 ("the Options"), as follows:

1.3.1
Until 31.12.02—Options allotted under section 3(i) of the income tax ordinance (new version), 1961 ("the Ordinance") prior to its revision under the 132nd amendment ("3(i) Options").

1.3.2
From 1.1.03 until 30.11.03—Options allotted under section 102(c)(2) of the Ordinance following its revision under the 132nd amendment, in regards to allotment not through a trustee ("Options not through a trustee").

1.3.3
From 1.12.03 until today—Options allotted in accordance with the capital gain tax track through a trustee under section 102(b)(3) of the Ordinance, following its revision under the 132nd amendment ("Capital Gain Options"). No Options were allotted during the 90 day period prior to the exchange day. The Option plan mentioned above was submitted to the assessing officer at Haifa on 9.11.03 and was approved on 30.11.03. The legal firm of Friedman & Co. serves as trustee, deduction file No. 910077163 ("the Trustee").

1.3.4
As of the Exchange Date as defined in section 1.4 hereinafter—the Options (as noted in items 1.3.1-1.3.3 above) had not been, in whole or in part, exercised into Parent shares and the provisions of Section 102 of the Income Tax Ordinance ("the Ordinance") and regulations have been fulfilled in regard to the allotted Options noted in 1.3.2-1.3.3. The controlling party (as defined in Section 32(9)) was not allotted any Options. The Options allotted and noted in items 1.3.1—1.3.3 were not allotted in replacement of other options allotted to the Employees before.

1.3.5
Until the exchange date, as defined in section 1.4 hereinafter, some of the Options are vested and some are not.

1.4
Following the sharp decline of the Parent's share price during the recent years, the Parent proposed, on 3.1.06 to its employees worldwide ("the Employees") holding the Options allotted to them within the framework of a previous allotment plans and whose exercise price is the higher of $20 and the Parent share price on the day mentioned in the replacement plan

    ("the Replacement Options"), to offer to cancel some of the Options and replace them with Restricted Stock Units ("RSUs") based on the terms stipulated in the "offer to exchange" and in accordance with the Parent's "2005 Program", as submitted by you and enclosed herewith as Appendix A to this ruling ("the Replacement Program"). According to the Replacement Program, the options would be replaced with RSU at a ratio ranging between 4:1 and 9:1 (the employee would receive one RSU option in exchange for four to nine cancelled options). This ratio was determined on the basis of several factors described in the replacement Program (the exercise price stipulated in the option, Option duration etc.). Every employee will have to decide within 30 days from the Parent proposition whether or not to replace his Options with the RSUs. The exchange of the Replacement Options with the RSUs was set as 6.2.06 ("the Replacement Date"). Employees wishing to carry out the exchange as mentioned above will be required to inform the Parent by 6.2.06 as described in the Replacement Program.

  1.5
  The RSU constitutes a right to receive an ordinary share of the Parent in accordance with the vesting period which will be determined by the Company and ranging between two to four years (based on the Options' remaining vesting period), with each Parent employee receiving an ordinary share upon the end of vesting, so long as the employee was employed by the parent at that time. An employee will not be obliged to pay any amount upon receipt of the Parent's share (i.e., exercise price equal to zero).

  1.6
  According to the Parent, due to the situation described above, the Options allotted in the past no longer constitute compensation for the Employees' work at the parent and its subsidiaries, nor do they constitute an incentive to them to remain employees over a long period of time. The Parent stated that the share replacement might recreate the incentives desired by those employees.

  1.7
  The Income Tax commission has not approved any tax arrangement in regard to the Options stipulated in item 1.3 above.

2.
Your request:

2.1
The Replacement Options should not be deemed a "tax event" since the replaced options lack any real value.

2.2
The RSU allotment will be subject to the provisions of Section 102 within the framework of the capital gain tax track through a trustee.

3.
Tax arrangement and its terms:

3.1
It is hereby clarified that this ruling strictly relates to the replaced options, with the RSU replacing them under the capital gains tax track. This ruling does not apply to expired options and/or the options exercised into Parent shares, up to the Replacement Date.

3.2
Canceling the unvested options as of the Replacement Date and allotting the RSUs in their place will not constitute a tax event both on the Company's platform and that of the Employees that own the Options. The capital gain tax track provisions of Section 102(b)(3) will apply to the noted RSU, with their allotment at the Replacement Date deemed as the allotment date for all intent and purpose, including the definition "end of period", as defined in Section 102 following its revision under Amendment 132 of the Ordinance and Amendment 147 of the Ordinance ("end of period" will be 30 months from the allotment date or 24 months from the end of the tax year in which the RSU were allotted).

3.3
Despite the notation made in item 2.1 in your request, the cancellation of the vested Options as of the Replacement Date and the allotment of the RSU in their place will constitute a tax event ("Tax Event Date") for the Options' owners. The Company Employees will be able to choose one of the following alternatives:

    3.3.1
    Tax payment within 30 days following the Replacement Date due to the Options' cancellation, with the gain from the exercise of the Options calculated based on the market value of the RSU allotted to the Company's Employees ("the Additional Cost"). The Assessing Officer will examine this value. The RSU allotted on the Replacement Date will be subject to the notation made in item 3.2 above. As for the calculation of the value of the benefit upon realization—the Additional Cost will be treated as an exercise price paid by the employee. It is clarified herewith that should the employee incur a capital loss upon realization, it would not be allowed as a deduction and/or an offset.

    3.3.2
    The tax payment would be deferred to realization date of the RSU, which would be subject to the following provisions: the gain from their realization will be linearly split into two components and subject to the tax rate detailed below.

      This ruling will use the following terms:

"Realization Date"	-	As defined in Section 102 of the Ordinance
"Benefit's Value Upon Realization"	-	Parent's share price upon realization, net of exercise price
"Tax Event Date"	-	Replacement Date in 2006.
      3.3.2.1
      The higher between: Benefit's Value Upon Realization multiplied by the period since the Options' allotment until the RSU allotment date, divided by the period since the Options' allotment until the RSU Realization Date and the Benefit's Value calculated under Section 102 (b) (3) upon the RSU allotment date will be subject to the tax rates established in Section 121 of the Ordinance (in 2006) as ordinary income based on Section 2(2) of the Ordinance.

      3.3.2.2
      The balance of the Benefit's Value Upon Realization (Benefit's Value Upon Realization net of the amount calculated in item 3.3.2.1 above) will be taxed at 25%.

      3.3.2.3
      Despite the notation made above it is hereby clarified that should the "realization date" (defined in Section 102) occur prior to the "end of the period" the employee will be taxed for the value of the benefit upon realization, at his ordinary income tax rate under Section 2(2) of the Ordinance.

      3.3.2.4
      It is hereby clarified that in the event of a realization stemming from the transfer of RSU and/or the shares emanating in respect thereof from the Trustee to an employee and/or in a sale of RSU and/or the shares emanating in respect thereof to a relative (as defined in Section 105k) will be subject to the notation made in item 3.9 above.

      3.3.2.5
      The Benefit's Value on the Tax Event Date will be deemed income generated in Israel.

      3.3.2.6
      In all matters pertaining to the ratio between the income from the options and the RSU addressed in this ruling an employee will be considered an Israeli resident until the Realization Date.

      3.3.2.7
      It is hereby clarified the in calculating the income and the related tax based on item 3.3 above, the taxpayer will be granted no deductions, offsets, exemptions, income deferment and/or reduced tax rates and/or tax credits, including credit from foreign taxes, except for which the employee was entitled to in the 2005 tax year (on the replacement date).

      3.3.2.8
      It is clarified hereby that should the employee request a tax reduction under any tax treaty, this ruling will then be revoked in regard to that employee, who will then be subject to the notation made in item 3.8 above.

      3.3.2.9
      It should be noted that the RSU will neither be subject to the provisions of Sections 94b and 101 of the Ordinance nor will the employee be subject to Section 100a in respect of the RSU.

  3.4
  The Company will not claim any expense in respect of the Options allotment and/or the RSU, including professional fees stemming from their issuance. It is hereby clarified that this item will equally apply even if the Employees and/or the Company breach the obligations stipulated in this ruling. The mentioned above will not apply to the Options which were not vested at the replacement date and were subject to the terms of section 3.2 above, for which the company can claim the expense, according to section 102(d) of the ordinance.

  3.5
  All of the RSUs will be deposited with the Trustee upon their allotment.

  3.6
  The Trustee will be subject to the provisions of Section 187(c)(1) of the Ordinance as well as all the obligations outlined in this ruling, including the tax computation outlined below and the transfer of that amount to the Assessing Officer, in addition to his various obligations under Section 102 of the Ordinance and its related regulations.

  3.7
  Should a dividend be received during the RSU vesting period (up to the grant of the Parent's shares to the employee upon their vesting), it will be taxed as ordinary income in the hands of the employee based on his marginal tax rates.

  3.8
  Application of the new plan on RSU, RSU allotment, the Employees, the Company and the Trustee will all be subject to the terms established in Section 102 and its related rules. This ruling will remain in effect so long as all the provisions of Section 102 and its related rules are fulfilled from the allotment date of the new options, so long as no different notation is made in this ruling. It is hereby clarified the RSU allotment date will be viewed as the allotment date established for the restricted period and the definition of "end of period" defined in Section 102. Should the provisions of section 102 and its related rules not be complied with (except for section 3.3.2.3), the RSU will then be subject to the notation made in item 3.9.

  3.9
  This ruling is contingent upon total compliance with the other conditions stipulated in the law and in this ruling. This ruling is issued on the basis of the presentations made before us and outlined above. Should it be known that any of the details submitted within the framework of this request are incorrect or materially incomplete and/or any of the conditions of this ruling had not been fulfilled, then the following will apply: the employees allotted the RSU will be taxed as under Section 2(2) of the Ordinance, on the RSU allotment date, in respect of the higher between:

  3.9.1
  The highest value of the Parent's share in the period between the RSU allotment date and date of breach, net of the exercise price determined at the RSU allotment date, plus interest and linkage since their allotment.

  3.9.2
  Benefit's value upon RSU realization at the time of their sale and/or the shares emanating in respect thereof to a third party (unrelated to the employee under Section 105(k) of the ordinance), plus interest and linkage since realization date.

  3.10
  This arrangement will remain in effect only if all the facts and presentations submitted by you and so long as these facts remain correct and complete. Should it be known that the presentation is materially incorrect or incomplete then the notation made in item 3.9 will go into effect.

  3.11
  Regardless of any reference made in any law, this ruling will apply to the owners of the RSUs, or anyone on their behalf, either directly or indirectly even if at any stage they change their country of residence. It should be noted that the trustee duty would apply in accordance with the above outline.

  3.12
  This ruling constitutes neither an assessment nor confirmation to the submitted facts. The facts submitted by you will be checked by the Assessing Officer during the assessment proceedings of the Company and/or the RSU holders, as applicable.

  3.13
  Within 15 days from the replacement date, the Company, trustee and all the holders of the Replacement Options addressed by this ruling will submit a declaration to the tax authority and the Haifa assessing officer, stating that they understood this ruling, will act accordingly and will not ask to modify it and/or replace it with another. The company will attach a list of employees names, ID numbers, the number of RSU allotted to them under the Replacement Program, the number of Options which were replaced, the Options tax track and whether or not they were vested at the Replacement Date. The company will also state the Parent average share price in the 30 trading days prior to the replacement date.

Respectfully,

/s/  ALON ABDANI

Alon Abdani, CPA
Manager, Taxation of Foreign Residents

Cc:
Mr. Rohey Makov—Assessing officer, Haifa
Mr. Moshe Asher, Adv., CPA—Senior Manager, Professional Matters
Mrs. Haya Vitelson, Adv.—Senior Assistant to Legal Counsel
Mrs. Anat Berkovits, CPA.—Manager of the professional department
Mr. Fuad Judum, CPA—Senior Manager, Individual Taxation, Assessment Department

QuickLinks

  Exhibit (a)(1)(Z)
Zoran Ltd. (Company Registration No. 510949449) Option replacement program—Request for a tax arrangement (Re: Your request of September 8, 2005)